FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.
TABLE OF CONTENTS

Sequential
Page
Item		Number

1.	Telefónica — Agenda Eighth Investor Conference

RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., hereby reports the following:
NOTICE
TELEFÓNICA GROUP will host its Eighth Investor Conference in the city of London on April 13th and 14th. Please find below the Agenda of the Conference, that will begin approximately at 13,30 (London time) tomorrow.
Wednesday, April 13th

14:00	César Alierta Chairman and Chief Executive Officer of Telefónica

14:45	Santiago Fernández Valbuena Chief Strategy Officer of Telefónica

15:30	Julio Linares Chief Operating Officer of Telefónica

16:15	Fernando Madeira Chief Executive Officer of Terra Latam

16:30	Zaryn Dentzel Chief Executive Officer of Tuenti

16:45	Trevor Healy Chairman of Jajah and Chief Innovation Officer of Telefónica Europa

Thursday, April 14th

09:00	César Alierta (Welcome) Chairman and Chief Executive Officer of Telefónica

09:05	His Excellency Luis Inácio Lula da Silva Former President of Brasil

09:45	José María Álvarez-Pallete Chairman and Chief Executive Officer of Telefónica Latinoamérica

10:15	Coffe Break

10:45	Guillermo Ansaldo Lutz Chairman and Chief Executive Officer of Telefónica España

11:15	Matthew Key Chairman and Chief Executive Officer of Telefónica Europa

11:45	César Alierta Izuel (Closing remarks) Chairman and Chief Executive Officer of Telefónica

11:50	Joint Q&A session

12:30	End of Main Conference

13:45	Group meeting (Slot 1)

14:10	Group meeting (Slot 2)

14:35	Group meeting (Slot 3)
Live broadcasting of presentations will be available to any interested party at:
http://www.telefonica.com/ext/investor_conference/en/
Likewise, all the presentations will be previously sent to the Spanish National Securities Market Commission, and will also be available to the shareholders and investors on the Company’s website.
Madrid, April 12th, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 12th, 2011	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors